April 29, 2005
Mail Stop 03-06
James D. Merselis
President and Chief Executive Officer
Hemosense, Inc.
651 River Oaks Parkway
San Jose, California 95134
Re:	Hemosense, Inc.
Registration Statement on Form S-1
Filed March 31, 2005
File No. 333-123705
Dear Mr. Merselis:
      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise
additional
comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
1. Please confirm that any preliminary prospectus you circulate will
include all non-Rule 430A information.  This includes the price range
and related information based on a bona fide estimate of the public
offering price within that range, and other information that was left
blank throughout the document.  Also note that we may have
additional
comments after you file this information. Please ensure that you allow adequate time for our review of this information.
Prospectus Summary - Page 1
2. Please provide supplemental independent support for your statements here and on page 39 regarding the efficacy of your product, such as the statement that your product is "easy to use" and
"reliable," that the device is "simple and straightforward," and, as
indicated in your artwork, that users have "confidence in PT/INR results." In this regard, we note your risk factor disclosure on pages 11 and 12. Also revise your prospectus and your artwork to indicate the bases for these statements.
Risks Affecting Us - Page 2
3. Where you indicate the size of your accumulated deficit, please revise to also state that, in the opinion of your auditors, the losses you have incurred raise substantial doubt as to your ability to continue as a going concern.
The Offering - Page 4
4. Please revise to quantify the portion of the proceeds of the offering to be used for each purpose indicated.
Risk Factors - Page 6
5. Please revise the introductory paragraph to eliminate the third and last sentences and revise as necessary to include a discussion of all material risks in your risk factor section.
6. Several of your subheadings currently state only a fact about your
business.  Please review all of your risk factor headings to ensure
that the headings state a risk to investors that results from the condition, fact or uncertainty you describe. By way of non-exclusive example, the following are all statements of fact rather than risk:
* We rely on commercial partners... (page 10); and
* We depend on clinical sites... (page 12).
We have limited operation experience and a history of net
losses... -
Page 6
7. Please revise to present the second paragraph of this risk factor
as a separate risk factor with an appropriate caption referencing your negative gross margins due to the cost of manufacturing your test strips.
We may be unable to accurately predict our future performance... -
Page 6
8. We note your statement that you believe that your quarterly results may fluctuate as a result of seasonality of sales. If your business may be seasonal, please revise your business section to include the disclosures required by Item 101(c)(1)(v) of Regulation
S-K.
Our ability to successfully market and sell our product is
dependent
on ... - Page 9
9. Please quantify the "small portion" of the total number of patients on warfarin in the United States who have mechanical heart valves and for whom self-testing is reimbursable by Medicare. Also present this figure as a percentage of all warfarin users in the United States, if known. If not known, so state.
If we are unable to establish sufficient sales... - Page 9
10. Revise to specify the size of your sales and marketing team. Also quantify the number of distributors with whom you have entered into relationships for the sale of your products, both
domestically
and internationally.
Because of our limited experience... - Page 11
11. We note your disclosure that you have in the past needed to discard test strip lots due to their failure to meet specifications.
Please revise to quantify the cost, if material, you have incurred in
the two most recent fiscal years as a result of such failures.
We are currently undergoing an investigation by a European
regulatory
agency... - Page 11
12. Expand your caption to indicate the potential that your
product
may be recalled, as indicated in the last sentence of this risk factor. Also expand this risk factor to indicate the percentage of sales in the two most recent fiscal years in the United Kingdom
and
the potential number of meters that would be recalled in the event the Medicines and Healthcare products Regulatory Agency finds that the inaccurate readings resulted from failures within your manufacturing processes.
We can provide no assurance regarding our conclusions - Page 15
13. This risk could apply to nearly any company that is subject to the Sarbanes-Oxley Act of 2002 and the rules adopted by the Commission implementing that Act. Please note that Item 503(c) of Regulation S-K provides that issuers should not "present risks that could apply to any issuer or to any offering." If you elect to retain this risk factor in your prospectus, you must more clearly explain how it specifically applies to your company.
Use of Proceeds - Page 24
14. We note that you plan to use the proceeds generated in this offering for sales and marketing initiatives, research and development, and the remainder for working capital and general corporate purposes. Given your recurrent cash flow deficits, it appears you will need to use the proceeds to fund your business operations. We note the report of independent auditors also indicates that in the opinion of your auditors dated March 30, 2005, additional financing will be needed to enable you to fund your fiscal
2005 operations.  Please advise.
15. We note your disclosure that you reserve the right to change the
allocation of use of proceeds as a result of certain
contingencies.
Please also discuss the alternatives to your use of proceeds in the
event the contingencies occur.  Refer to Instruction 7 of Item 504 of
Regulation S-K.
Management`s Discussion and Analysis...  - Page 30
16. Please include a discussion of any material trends or uncertainties that could materially affect the company`s financial condition or results of operations. For example, we note that you are currently operating at a negative gross margin, primarily due to the cost of manufacturing your test strips, but it is not apparent how and when you expect to be able to address those negative gross margins. We also note that you will begin to incur royalties under the Inverness settlement agreement beginning in 2006, but it is not
apparent how the obligation to pay those royalties may affect the company`s results of operations. We further note that your ability to successfully market and sell your product is dependent upon the availability of reimbursement from Medicare and other insurance providers, but it is not apparent how the lack of reimbursement for the large portion of patients on warfarin who do not have
mechanical
heart valves will affect your growth and results of operations.
For
guidance, please refer to "Focus on Material Trends and Uncertainties" at Section III.B.3 of Release No. 33-8350 (December 19, 2003).
Results of Operations - Page31
17. To aid in investor understanding, and given the substantial differences between the gross margins with respect to your meters/accessories product class and your gross margins with respect to your test strips product class, please separately quantify and disclose the period to period changes in revenues and costs of goods sold that are attributable to each product class.
Liquidity and Capital Resources - Page 33
18. To better explain cash flows from operations, please revise to discuss significant changes to the components of working capital - i.e., individually significant changes in line items. For example, we note that inventories increased only moderately $211 thousand
or
19% over the past year while sales increased significantly, $2.8 million or 661%. Please address the impact on your working capital.
When you cite changes in components of working capital, explain the
reasons for the changes.
19. Please revise to discuss briefly the material terms of your financing arrangements with Lighthouse Capital Partners and Silicon
Valley Bank.
Business - Page 39
20. Please revise to discuss your dependence on a single customer,
or
a few customers, the loss of any one or more of which would have a material adverse effect on your business. Further, please identify the customers who accounted for 31% and 26% of your revenues in fiscal 2004.
Background and Market - Page 40
21. It appears that among the studies cited in the September 2001 National Coverage Decision Memorandum, the highest percentage of time self-testing patients spent in the therapeutic range was approximately 92%, not 100%. Please revise the table on page 42 accordingly.
Sales and Marketing - Page 46
22. Please revise to discuss briefly the material terms of your agreements with distributors, including any significant obligations or commitments of the parties, duration, termination provisions,
and
any intellectual property indemnification provisions.
Manufacturing - Page 49
23. We note your disclosure that you contract with an electronic manufacturing services supplier to manufacture the INRatio meter. Please revise to discuss the material terms of this arrangement, as well as the material terms of your arrangements with other single source suppliers.
Research and Development - Page 50
24. Please revise to quantify the amount you have spent on
research
and development over the last three fiscal years, if material.
Refer
to Item 101(c)(xi) of Regulation S-K. If you have not spent a material amount on research and development in the prior three fiscal years, so state.
Intellectual Property - Page 50
25. Please revise to include a more complete discussion of the material terms of the license obtained pursuant to the terms of the
Inverness settlement and mutual release agreement.
Management - Page 57
Board of Directors - Page 58
26. Please revise to describe briefly any arrangement or understanding pursuant to which directors are serving. In this regard, we note that a number of your directors are affiliated with one or more of your principal stockholders.  Refer to Item 401(a)
of
Regulation S-K.
Advisory Board Committee - Page 60
27. We note that you have formed a medical advisory board, and that
you have entered into a consulting agreement with each member and have granted stock options to some members. Please expand this section to discuss and quantify the interest that each advisor has in your company, and describe more specifically your compensation arrangements with the advisors.
Change of Control Severance Agreements - Page 65
28. We note your disclosure concerning severance agreements with officers. Please include a more complete description of the material terms of those agreements, including the names of the officers who are parties to those agreements and the general meaning of the terms
"terminated without cause," "constructively terminated" and
"change
in control." Please file these agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(iii) of Regulation
S-K.
Related Party Transactions - Page 66
Relationships with Entities Affiliated with a Director - Page 66
29. Please revise to describe the material terms of the consulting agreement and sales and services agreement with IMed Pro. Management Retention Plan - Page 66
30. Please file the management retention plan as an exhibit to your
registration statement.  Refer to Item 601(b)(10)(iii) of
Regulation
S-K.
Consulting Agreements with Officers and Directors - Page 67
31. Please file the consulting agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(iii) of Regulation
S-K.
Plan of Distribution - Page 76
32. We note that W.R. Hambrecht intends to conduct the offering using
a "Dutch auction" method of distribution referred to in the prospectus as an "OpenIPO." Please have W.R. Hambrecht supplementally confirm to us that the method of distribution to be used in this offering will not differ materially from the method used by W.R. Hambrecht in prior "OpenIPO" initial public offerings conducted by W.R. Hambrecht during the past two years. If the method of distribution to be used in this offering may differ materially from that of the prior offerings, please describe those differences in detail. For example, we would consider any expanded use of the internet or any other form of electronic media in connection with the auction to be a material change in the method of distribution.
33. Please confirm that the information on the underwriters`
websites
will be limited to the electronic prospectus and other information permitted by Rule 134, or information that is ministerial in nature.
34. Identify any members of the underwriting syndicate, other than W.R. Hambrecht + Co. LLC, that will engage in any electronic offer, sale and distribution of the shares and describe their procedures to
us supplementally.  If you become aware of any additional members of
the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. In addition, tell us whether you or the underwriters have any arrangements with a third party to
host or access your preliminary prospectus on the internet.  If so,
identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement.
Also provide us with all information concerning your company or prospectus that has appeared on the third party`s website. Again, if you subsequently enter into such arrangements, promptly supplement your response.
Financial Statements
Note 2.  Restatement of fiscal year 2004 financial statements -
Page
F-7
35. Please revise this note to include the per share impact of the restatements as required by paragraph 37 of APB Opinion 20.
36. Please expand the disclosures about the nature of the
adjustments
to include the gross amounts for each significant adjustment item unless the amount presented in the "impact" column for the financial statement line item is on a gross basis.  Also, supplementally tell
us why the indicated errors occurred, how they were discovered and why you believe similar mistakes have not gone undiscovered. We may have further comments after reviewing your response and revisions.
37. We see adjustment (b) indicates "the overall cost of the settlement has been reduced by $393,000 ... [and] the reduced value has now been allocated entirely to prepaid royalty and technology
license assets."   If this is true, please supplementally explain
why
adjustment (d) is only for $117,000.  Revise the filing as
necessary
to address our concerns.
Note 3. Summary of Significant Accounting Policies - Page F-8 Revenue Recognition - Page F-10
38. Please supplementally confirm our understanding that your testing
strips and meters are sold separately. If not the case, does EITF 00-21 impact you? We may have further comments after reviewing your response.
Part II
Recent Sales of Unregistered Securities - Page II-2
39. Please revise to clarify the exemption(s) from the
registration
requirements of the Securities Act relied upon in connection with each disclosed offering and, to the extent not already clear from each description, the facts relied upon to support the availability of the exemption(s) in each case.
40. Provide us with an itemized chronological schedule detailing each
issuance of your preferred shares, ordinary shares, stock options
and
warrants by the company or principal stockholder since September
30,
2004 through the date of your response. Include the following information for each issuance or grant date:
a. Number of shares issued or issuable in the grant,
b. Purchase price or exercise price per share,
c. Any restriction or vesting terms,
d. Identity of the recipient and relationship to the company,
e. Nature and terms of any concurrent transactions with the
recipient,
f. Amount of any recorded compensation and
g. The timing of all offering discussions with your underwriters, including possible offering pricing ranges.
In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge the previously provided management`s common stock fair value per share determinations to the current estimated IPO price per share, and identify all material positive and negative events occurring during the period which could reasonably contribute to variances in fair value. We will not conclude our evaluation of your response until you have included an offering price in the filing. Exhibits- Page II-8
41. We note your request for confidential treatment.  We will review
and provide comments on your request separately. Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.
42. We note your intention to file some exhibits, including your legal opinion, by amendment. Because we may have comments on these exhibits, please file the exhibits allowing adequate time for their
review.
*          *          *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Dennis Hult at (202) 942-2812 or Jay Webb, Reviewing Accountant, at (202) 942-1812 if you have questions regarding comments on the financial statements and related matters.
Please contact Mary Beth Breslin at (202) 942-2914 or me at (202) 942-7943 with any other questions.
Sincerely,



David Ritenour
Special Counsel


cc (via fax):	Michael J. Danaher, Esq.
		David J. Saul, Esq.
		David B. Crawford, Esq.
		Wilson Sonsini Goodrich & Rosati, P.C.

		David W. Pollack, Esq.
		Owen S. Littman, Esq.
		Morgan, Lewis & Bockius LLP
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James D. Merselis
Hemosense, Inc.
April 29, 2005
Page 1